EXHIBIT 21.1

List of Subsidiaries of AquaBounty Technologies, Inc.

The following is a list of subsidiaries of AquaBounty Technologies, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized:

Name	Jurisdiction of Organization
AquaBounty Brasil Participações Ltda.	Brazil
AQUA Bounty Canada Inc.	Canada
Aqua Bounty Farms Chile Limitada	Chile
AquaBounty Farms, Inc.	Delaware
AquaBounty Farms Indiana LLC	Delaware
AquaBounty Farms Ohio LLC	Delaware